

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

<u>Via Email</u>
Luis A. G. Rodriguez
Chief Executive Officer
Recursos Montana S.A.
1st Street, #3, Cerros del Atlantico
Puerto Plata, Dominic Republic

> **Re: Recursos Montana S.A.**
> **Amended Registration Statement on Form S-1**
> **Filed March 6, 2013**
> **File No. 333-179886**

Dear Mr. Rodriguez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1, filed March 6, 2013</u>

<u>Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page 19</u>

1.   We reviewed your response to our prior comment 2, noting your assertion that a revised audit report has been included in your amended registration statement. However, upon review of the audit report we note it has not been revised. Thus, our comment will be reissued. Please direct your Independent Registered Public Accounting Firm to revise the opinion paragraph of their audit report to opine on the results of operations and cash flows for the year ended July 31, 2012 in addition to the other periods included.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 39

2.   We note you reported change in accountants in 8-K/A filed on December 19, 2012. Please revise your disclosure here to report the change in accountants and include all the disclosures required by Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director